UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 31, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of January 30, 2017, we had raised total gross offering proceeds of approximately $8.2 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 820,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Amended and Restated Promissory Grid Note

On January 31, 2017, we entered into an Amended and restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Amended and Restated Promissory Grid Note. The Amended and Restated Promissory Note replaces the earlier Promissory Grid Note by and between Lender and the Company, dated as of October 24, 2016.

Availability

The Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of January 31, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on April 30, 2017.

The foregoing description of the Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Amended and Restated Promissory Grid Note does not purport to be complete.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise Insight Two, LLC

On January 17, 2017, in connection with the acquisition of a “majority-owned subsidiary”, Fundrise Insight Two, LLC, we entered into a separate promissory note with Rise Companies Corp. in the principal amount of $2,310,000, at an interest rate of 2.5% per annum, calculated on a 30-day / 360-day year basis. The maturity date of the promissory note is April 30, 2017. As of January 31, 2017, $1,000,000 in principal remained outstanding under the promissory note. The promissory note is an unsecured loan provided by Rise Companies Corp. Due to an administrative error, this disclosure was not included in our Form 1-U dated as of January 17, 2017, as filed with the Securities and Exchange Commission on January 23, 2017.

Acceptance of IRA Investments

On January 31, 2017, we announced that we would begin accepting subscriptions from investment retirement accounts (IRAs) maintained with certain custodians.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        January 31, 2017